exemption nr. 82-3696

m-real

M-real Corporation Stock Exchange Bulletin 19.4.2005 at 11.15 a.m.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

SUPPL

M-real's comparative IFRS information

M-real changed its financial reporting standards from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) at the start of 2005. In August 2004, the company released its preliminary estimate of the impacts of this transition on its opening IFRS balance sheet. The purpose of this release, and the appendix to it, is to provide specified information on the effects of adoption of IFRS on the company's consolidated income statement and balance sheet. For M-real the main effects of the adoption of IFRS relate to the reporting of pension liabilities, deferred taxes, derivative contracts and some financing arrangements, and the recognition of certain impairment losses in the opening IFRS balance sheet.

The transition date is January 1, 2004 and on that date M-real has prepared its opening IFRS balance sheet. In preparing the opening balance sheet the company has applied some exemptions available to first-time adopters of IRFS, which are explained in more detail in the appendix to this release.

The following tables address the effects of adoption of IFRS on the company's consolidated key figures.


05007703

Year 2004	1-12/2004 FAS	1-12/2004 IFRS	1-9/2004 FAS	1-9/2004 IFRS	1-6/2004 FAS	1-6/2004 IFRS	1-3/2004 FAS	1-3/2004 IFRS
Operating profit, EUR million	-75	**27**	-47	**41**	-19	**33**	1	**24**
Profit/loss attributable to shareholders of parent company, EUR million	-15	**45**	49	**91**	111	**123**	142	**141**
Earnings per share, EUR								
From continuing operations	-0.79	**-0.52**	-0.58	**-0.40**	-0.29	**-0.25**	-0.14	**-0.17**
From discontinued operations	0.71	**0.72**	0.81	**0.83**	0.81	**0.83**	0.81	**0.83**
From continuing and discontinued operations	-0.08	**0.20**	0.23	**0.43**	0.52	**0.58**	0.67	**0.66**
Equiry attributable to shareholders of parent company at the end of period, EUR million	2627	**2 393**	2241	**2004**	2303	**2033**	2328	**2038**
Net interest bearing liabilities at the end of period, EUR million	2161	**2183**	2278	**2293**	2614	**2669**	2551	**2619**
Total assets at the end of period, EUR million	6394	**6486**	6447	**6510**	6489	**6540**	6 550	**6589**
Return on capital employed, %	-1.0	**0.9**	-0.8	**1.6**	-0.3	**1.8**	0.3	**2.0**
Equity ratio, %	41.5	**37.5**	37.2	**31.4**	35.8	**31.5**	35.8	**31.4**
Gearing, %	82	**90**	100	**112**	113	**129**	109	**127**

Opening balance sheet 1 Jan 2004	FAS	IFRS
Total equity, EUR million	2 245	**1 960**
Net interest bearing liabilities, EUR million	3 109	**3 171**
Total assests, EUR	7 106	**7 162**
Equity ratio, %	31.9	**27.8**
Gearing ratio, %	137	**159**

The company's consolidated operating profit for 2004 was EUR 102 million higher under IFRS than FAS. IFRS-based operating profit was improved in comparison to FAS reporting by the discontinuance of goodwill amortisation (EUR 52 million) and the inclusion of fixed asset write-downs of Reflex and Savon Sellu mills (EUR 62 million) on the opening IFRS balance sheet but in income statement under FAS. Other IFRS effects resulted in a net reduction of EUR 12 million in operating profit.

The adoption of IFRS had a negative effect on the consolidated shareholders' equity reported on the opening IFRS balance sheet in the amount of EUR 285 million, contrary to the EUR 320 million anticipated in the August 18, 2004 estimate. The reduction in negative effect is mainly due to changes in Finnish pension plan related to the principles applied in calculating disability pension contribution that will go into effect on January 1, 2006 and, contrary to earlier interpretation, will cause disability pension arrangements to be treated as defined contribution plans. The most significant negative effects on shareholders' equity originate from the inclusion of pension liabilities on the balance sheet (EUR 115 million), reversal of

sale and leaseback agreement (EUR 45 million), recognition of a deferred tax liability with respect to the fair value of forest assets in excess of their tax basis (EUR 40 million), valuation of derivatives at fair value and discontinuing the application of hedge accounting (EUR 30 million), and the recognition of impairment losses on certain assets (EUR 126 million). The combined effect of positive adjustments totals EUR 71 million on the opening balance sheet, EUR 24 million of which relates to tax assets due to decrease in the Finnish corporate tax rate, EUR 26 million to other deferred tax assets, and EUR 21 million to other items.

By the end of 2004, the negative effect of IFRS adoption on shareholders' equity had fallen to EUR 234 million.

The appended tables and notes further describe the effects of IFRS on the company's 2004 consolidated income statement and its opening and year-end 2004 balance sheets.

M-REAL CORPORATION

Corporate Communications

For more information contact Juhani Pöhö, Executive Vice President and CFO, tel. +358 10469 5283

m·real

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Comparative IFRS figures with notes; year 2004 by quarter and opening IFRS balance sheet as of January 1, 2004 (both unaudited)

General

M-real changed its financial reporting standards from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) from January 1, 2005. The transition date is January 1, 2004 and on that date M-real has prepared its opening IFRS balance sheet. The first interim report prepared in accordance with the accounting and valuation principles defined in IFRS will be released for the first quarter of 2005.

This release describes key changes in accounting principles and the effects of the adoption of IFRS on M-real's consolidated financial statements and opening IFRS balance sheet. Accounting principles under IFRS will be addressed in full in the company's annual report of 2005.

M-real has applied exemptions permitted by IFRS 1 "First time adoption of International Financial Reporting Standards" in the following areas:
- property, plant and equipment; valuation
- financial instruments / derivative contracts
- business combinations
- pension obligations
- cumulative translation differences

The transition from FAS to IFRS reporting will have an effect on the accounting treatment of such items as
- pension arrangements
- derivative contracts
- asset revaluations
- deferred taxes
- finance leases and other similar contracts
- provisions
- business combinations

Application of certain exemptions as permitted by IFRS 1 (First-time adoption of International Financial Reporting Standards)

1. **Presentation of comparative data**

M-real will prepare and release its first annual financial statements under IFRS for year ending December 31, 2005. As permitted by IFRS 1 the company shall present one year of comparative data for the income statement, balance sheet, cash flow statement and shareholders' equity, as well as for the notes to the financial statements.

2. Property, plant and equipment

In the opening IFRS balance sheet M-real has valued its property, plant and equipment at cost less accumulated depreciation and impairment, added with revaluations made under FAS as permitted under IFRS 1. Forest assets constitute an exception to this rule. and have been reported at fair value in accordance with IAS 41 (Biological Assets).

3. Intangible assets

M-real's intangible assets are included in its opening IFRS balance sheet at cost less accumulated amortisation and impairment.

4. Business combinations

M-real has applied an exemption permitted under IFRS 1 with respect to business combinations in preparing its opening IFRS balance sheet. The assets and liabilities of subsidiaries have not been restated retrospectively at their fair value but have been included in the opening IFRS balance sheet at their book value under previously applied accounting standards (FAS), less impairment losses recognised on the balance sheet date.

5. Pension obligations

M-real has elected an exemption to recognise all cumulative actuarial gains and losses relating to its defined benefit pension plans in the opening IRFS balance sheet. The 10 percent "corridor approach" as defined in IAS 19 is applied to actuarial gains and losses arising after the transition date.

6. Financial instruments/derivative contracts

M-real has applied an exemption allowed by IFRS 1, and has classified financial instruments in the opening IFRS balance sheet in accordance with the requirements under IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). Gains and losses arising from the fair value measurement of derivative contracts established to hedge financial assets and liabilities and currency and interest rate exposures have thus been recognised in the shareholders' equity on the opening IFRS balance sheet.

7. Cumulative translation differences

M-real applies the transitional option of IFRS 1, and assumes that no cumulative translation differences exist on the transition date. This means that cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries into euro have been included in retained earnings at the date of transition.

Changes in accounting principles and their impacts

1. Employee benefits (IAS 19)

Under FAS pension expenses have been recognised on the consolidated financial statements in accordance with the local accounting practice in countries where M-real operates. IFRS requires that pension arrangements are classified as either defined contribution or defined benefit plans. In the case of latter the plan's assets and liabilities are calculated using actuarial methods and the difference between them is recognised as either an asset or liability on the balance sheet.

Under FAS, the Finnish employee pension plan (TEL) was regarded as a defined contribution plan. According to the original IFRS interpretation the disability element of TEL was considered as a defined contribution plan. In December 2004, Finnish authorities approved changes regarding the principles applied in calculating disability pension contributions that will take effect on January 1, 2006. As a consequence of the changes, the TEL pension arrangement as whole (incl. disability element) will be classified as defined contribution plan. M-real's opening IFRS balance sheet includes TEL disability pension liabilities for the years 2004 and 2005 in the amount of EUR 7 million (EUR 5 million after tax). and the balance sheet as of December 31, 2004 EUR 4 million for 2005 (EUR 3 million after tax).

A total of EUR 108 million of the pension liabilities of foreign subsidiaries have been recognised on the opening IFRS balance sheet. The negative impact of this on the shareholders' equity was EUR 91 million, net of taxes. Due to changes made for the pension plans during 2004 and the disposal of Metsä Tissue, the liability decreased to EUR 95 million by the end of 2004 (impact on equity EUR 79 million net of taxes).

2. Business combinations (IFRS 3)

IFRS 3 requires that any goodwill arising from business acquisitions should be recorded at cost less accumulated impairment losses. Goodwill is not to be amortised after the adoption of IFRS. but instead must be tested for impairment on an annual basis. Since M-real has applied transitional option permitted by IFRS and thus has not restated the effects of business acquisitions retrospectively, goodwill has been recognised on the opening IFRS balance sheet at cost, net of accumulated amortisations up to the date of transition and impairment losses recognised on the date of transition.

Total goodwill included in the opening IFRS balance sheet was EUR 643 million, and EUR 568 million in the balance sheet as of December 31, 2004. The reduction is mainly due to the disposal of Metsä Tissue in January 2004. Goodwill amortisation made under FAS in 2004 totalled EUR 52 million. Goodwill has been allocated to business segments.

The company has included Kemiart Liners on its opening IFRS balance sheet as a fully-owned subsidiary due to prior binding agreement on the purchase price and on the final execution of the transaction during 2004. Negative goodwill totalling EUR 11 million was recognised on the opening balance sheet. Under FAS reporting Kemiart Liners was fully consolidated in M-real's financial statements from the beginning of July 2004.

3. Impairment of assets (IAS 36)

M-real tests the value of assets of its cash generating units for possible impairment using the discounted future cash flow method. Tests are performed annually or whenever there is an indication that the unit may be impaired, as required by IAS 36. Based on the tests the company has recognised impairment losses of EUR 126 million in the transition date balance sheet. This total consists of EUR 26 million related to the company's Consumer Packaging business (fixed assets of Savon Sellu mill). EUR 36 million relating to the Commercial Printing business (fixed assets of Zanders' Reflex mill). and EUR 60 million pertaining to goodwill allocated to the company's paper merchanting business. The after-tax effect of impairment losses on sharehoders' equity totalled EUR 120 million.

The fixed assets of the above mills have been written down in their entirety, with the exception of land. This is due to the current operating losses of these units as well as their poor prospects. The impairment of goodwill allocated to the paper merchanting business related to the poor financial performance of some operating units within the business.

The annual impairment tests performed for the cash generating units did not result in requirement for recognition of impairment losses in the financial statements of 2004.

The definition of cash-generating units employed in the impairment testing of assets is based on the business segmentation used as a basis for segment reporting. Business segmentation has changed slightly in the course of 2004 as a result of organisational changes. but this has had no material effect on the outcome of impairment tests.

4. Property, plant and equipment / Capitalisation of borrowing costs (IAS 16, IAS 23)

M-real reports tangible fixed assets on its balance sheet at cost less accumulated depreciation according to plan and impairment losses. After the IFRS transition date the company also capitalises borrowing costs that are directly attributable to the purchase, construction or manufacture of fixed asset as part of the cost of such asset. Such capitalisation only applies to long-term projects. Under FAS, such costs have mainly been expensed during the reporting period incurred. A total of EUR 0.5 million of interest expenses related to the construction of the Kaskinen BCTMP mill were capitalised during 2004. This change in capitalisation policy has no effect on the opening IFRS balance.

5. Valuation of forest assets (IAS 41. Biological Assets)

Under FAS, M-real's forest assets have been valued at cost added with revaluations (write-ups) recognised over the years. Under IAS 41 forest assets have been classified as biological assets on the opening IFRS balance sheet and reported at fair value. Accordingly, a total of EUR 135 million of revaluation amounts, recognised in addition to acquisition costs, have been reversed.

The carrying value of M-real's forest assets, including land, totalled EUR 168 million on December 31, 2003 under FAS. Based on the valuation made by an external expert the carrying value was estimated to roughly correspond to the fair value.

During 2004, M-real entered into a binding agreement regarding the sale of its forest assets (shares of Forestia Oy). This transaction took effect on January 31, 2005. The sale generated a loss of EUR 7 million, which was recognised on the 2004 IFRS income statement.

M-real's consolidated financial statements also included a 47 percent share of Metsä-Botnia's Finnish and Uruguayan forest assets. The fair value of M-real's share in them was EUR 25 million on the opening balance sheet. This amount includes increase of EUR 5 million as a result of measurement at fair value compared to the carrying value under FAS.

6. Leases (IAS 17)

M-real is a party to certain agreements relating to power plants and other facilities and also mill equipment leases that under FAS have been treated as off-balance sheet rental or supply contracts, but that under IFRS are included on the balance sheet as either finance leases or special purpose entities (SPEs). The negative impact of these items on the shareholdes' equity reported on the opening IFRS balance sheet was EUR 6 million after tax, and they increased the total assets by EUR 129 million and the total liabilities by EUR 85 million.

The company has a sale & leaseback contract concerning the real estate of the Tako Board mill in Tampere, Finland. As this agreement includes a binding repurchase obligation at the end of the lease period at the original selling price, under IFRS the agreement is considered as a financing arrangement. This agreement and the recorded gain on sale have been reversed on the opening IFRS balance sheet. This reduces shareholders' equity and increases interest-bearing liabilities by EUR 45 million.

7 Income taxes (IAS 12)

Under FAS it was permitted alternative approaches to the recognition of deferred tax liabilities and assets. Under the approach applied by M-real, deferred taxes have not been recognised on all taxable temporary differences between the financial statements and tax basis of assets and liabilities. IFRS requires the recognition of deferred tax liabilities for all temporary taxable differences. The most significant difference between the approach applied by M-real under FAS and IFRS is an increase in deferred tax liabilities in respect of the fair value of forest assets in excess of their tax basis (acquisition cost). The opening IFRS balance sheet reflects a related deferred tax liability of EUR 40 million and a corresponding reduction in shareholders' equity. Other divergences between Finnish and IFRS reporting practices for taxable temporary differences have given rise to a EUR 12 million deferred tax liability. A deferred tax asset of EUR 38 million has been recorded, in turn, on the opening IFRS balance sheet for the IFRS adjustments with the negative impact on shareholders' equity.

A deferred tax asset and a related increase in shareholders' equity in the amount of EUR 24 million has been recognised on the opening IFRS balance sheet due to a change in the Finnish corporate tax rate. Under FAS reporting this asset was recognised in the second quarter of 2004. The corporate tax rate was reduced from 29 to 26 percent as of January 1, 2005. The positive impact of this rate reduction related almost entirely to the accumulated difference between depreciation of fixed assets made in the financial statements and taxation.

8. Provisions (IAS 37)

Provisions for future liabilities and charges have been permitted to be recognised earlier in some cases under FAS than will be allowed under IFRS. Such cases include provisions for reorganisation or restructuring expenses, for example. M-real has reversed EUR 21 million of provisions on its opening IFRS balance sheet that does not meet IFRS recognition criteria. Of this total, EUR 16 million relates to the sale and winding-up of Price & Pierce trading business. This sale was finalised in 2004, and the IFRS income statement reflects a corresponding negative difference compared to the income statement reported under FAS.

9. Financial instruments (IAS 32, IAS 39)

In the transition IFRS balance sheet M-real has classified and valued its financial assets and liabilities as well as derivative contracts. made to hedge currency and interest rate exposure. according to the requirements under IAS 32 and IAS 39. Under FAS the company also has reported currency derivatives at their market value but recognised related hedging income or losses over the remaining hedging period. The company has decided to discontinue the application of hedge accounting (recognition of hedging profits and losses over the hedging period) in hedging its currency flow upon the adoption of IFRS. M-real will continue to enter in to derivative contracts to hedge its cash flows, but will now recognise any income or losses relating to the measurement at fair value of such contracts directly on the income statement. However, hedge accounting will be applied to equity hedging and in selected cases in hedging of interest rate exposure related to financial liabilities.

Open interest rate derivative contracts have not been measured at fair value under FAS and are thus not recognised on the balance sheet.

The valuation at fair value of financial instruments resulted in a negative net effect of EUR 22 million on shareholders' equity on the opening IFRS balance sheet.

Under FAS, where hedge accounting has been applied to currency derivatives. hedging income and losses have been recognised as adjustments to sales, cost of goods sold or financing expenses depending on the item hedged. As the company has discontinued the application of hedge accounting, all exchange rate differences have been recognised as financing items on the IFRS income statement.

10. Sales

Reported sales in 2004 were EUR 69 million higher under IFRS than FAS. This is mainly due to the full inclusion of Kemiart Liners in the consolidated IFRS statements as of January 1, 2004.

Changes in the treatment of currency exchange differences did not have an effect on the sales reported under IFRS because foreign exchange gains and losses recognised under FAS fully offset one another.

11 Profit on discontinued operations

M-real disposed its tissue operations at the start of 2004. The related gain on disposal has been treated as extraordinary income in the income statement under FAS and taxes payable on the gain have been included in tax expense. IFRS does not recognise a corresponding concept of extraordinary items. On the IFRS income statement the after-tax gain on sale has been presented as a separate line item after profit on continuing operations.

12 Interest-bearing net liabilities

Some pension liabilities of foreign subsidiaries have been transferred from interest-bearing liabilities to pension liabilities on the opening IFRS balance sheet. Under FAS these liabilities were included in the interest-bearing liabilities but under IFRS they are considered as non-interest bearing obligations. The transferred amount totalled EUR 122 million on January 1, 2004 and EUR 96 million on December 31, 2004. The reduction in the liability was mainly due to the sale of Metsä Tissue.

13. Costs of share issue

Under FAS costs of share issue have been expensed during the accounting period incurred. Under IFRS they are recorded directly under shareholders' equity as a reduction of retained earnings. Expenses relating to M-real's share issue in 2004 totalled EUR 12 million after tax (EUR 17 million pre-tax), which has been recorded as an adjustment of the company's IFRS earnings for the year.

14. Cash flow statements

M-real has not prepared reconciliation of consolidated cash flow statement since the adoption of IFRS does not have material effect on that.

Reconciliation of shareholders' equity

EUR million	31 Dec 04	1 Jan 04
Shareholders' equity according to FAS	2 627	2 245
Effects of adopting IFRS		
Pension obligations	-98	-115
Other post-employment benefit obligations	-2	-2
Financial leases. sale & leaseback	-58	-58
Impairment losses		-127
Reversal of goodwill amortizations	52	0
Restatement of business combinations	1	14
Biological assets	-1	5
Provisions	2	22
Financial instruments	-35	-30
Deferred taxes on IFRS adjustments	-27	10
Other	-2	-4
Equity attributable to shareholders of parent company. according to IFRS	2 393	1 960
Difference	-234	-285

Reconciliation of net profit for the period

EUR million	1-12/04	1-9/04	1-6/04	1-3/04
Profit according to FAS	-15	49	111	142
Effects of adopting IFRS				
Pension obligations	18	14	14	8
Other post-employment benefit obligations	0	0	0	0
Financial leases. sale & leaseback	0	0	0	1
Impairment losses	61	56	2	1
Reversal of goodwill amortizations	52	37	25	12
Restatement of business combinations	-13	-13	1	0
Biological assets	-6	-9	0	0
Provisions	-20	-9	0	0
Financial instruments	-5	-1	-3	-30
Share issue expenses	17	0	0	0
Deferred taxes on IFRS adjustments	-39	-27	-21	7
Other	-5	-6	-6	0
Profit attributable to shareholders of parent company. according to IFRS	45	91	123	141

Consolidated income statement and balance sheet

CONSOLIDATED INCOME STATEMENT EUR million	1-12/2004 FAS	1-12/2004 Effects of transition to IFRS	1-12/2004 IFRS	1-9/2004 FAS	1-9/2004 Effects of transition to IFRS	1-9/2004 IFRS
Sales	5 460	69	5 529	4 078	86	4 164
Other operating income	86	3	89	64	4	68
Operating expenses	-5 152	-47	-5 199	-3 822	-68	-3 890
Share of results in associated companies	-7	7	0	-5	5	0
Depreciation and impairment losses	-462	70	-392	-362	61	-301
Operating profit	-75	102	27	-47	88	41
Share of results in associated companies	0	0	0	0	1	1
Net exchange gains and losses	13	-9	4	4	-21	-17
Other financial income and expenses, net	-147	7	-140	-94	-4	-98
Profit on continuing operations before tax	-209	100	-109	-137	64	-73
Income taxes	19	-37	-18	15	-25	-10
Profit on continuing operations	-190	63	-127	-122	39	-83
Profit on discontinued operations	176	-1	175	173	3	176
Profit for the period	-14	62	48	51	42	93
Minority interests	-1	-2	-3	-2	0	-2
Profit/loss attributable to shareholders of parent company	-15	60	45	49	42	91

CONSOLIDATED INCOME STATEMENT EUR million	1-6/2004 FAS	1-6/2004 Effects of transition to IFRS	1-6/2004 IFRS	1-3/2004 FAS	1-3/2004 Effects of transition to IFRS	1-3/2004 IFRS
Sales	2 715	60	2 775	1 382	30	1 412
Other operating income	40	1	41	16	1	17
Operating expenses	-2 556	-26	-2 582	-1 288	-18	-1 306
Share of results in associated companies	-4	4	0	-2	2	0
Depreciation and impairment losses	-214	13	-201	-107	8	-99
Operating profit	-19	52	33	1	23	24
Share of results in associated companies	0	0	0	0	0	0
Net exchange gains and losses	4	-25	-21	5	-23	-18

Other financial income and expenses. net	-63	1	-62	-34	-14	-48
Profit on continuing operations before tax	-78	29	-49	-28	-14	-42
Income taxes	17	-20	-3	-2	9	7
Profit on continuing operations	-61	9	-52	-30	-5	-35
Profit on discontinued operations	173	3	176	173	3	176
Profit for the period	112	12	124	143	-2	141
Minority interests	-1	0	-1	-1	1	0
Profit/loss attributable to shareholders of parent company	111	12	123	142	-1	141

CONSOLIDATED BALANCE SHEET EUR million	31 Dec 2004 FAS	Effects of transition to IFRS	IFRS	31 Dec 2003 FAS	Effects of transition to IFRS	1 Jan 2004 IFRS
ASSETS						
Non-current assets						
Intangible assets	666	-22	644	789	-64	725
Tangible assets	3 182	80	3 262	3 588	83	3 671
Biological assets	187	2	189	186	6	192
Financial assets						
Interest bearing	40	3	43	54	2	56
Deferred tax receivables	26	13	39	22	16	38
Other non-interest bearing	128	8	136	156	0	156
	4 229	84	4 313	4 795	43	4 838
Current assets						
Inventories	727	-1	726	802	5	807
Receivables						
Interest bearing	41	-3	38	78	-4	74
Non-interest bearing	1 155	10	1 167	1 247	10	1 257
Cash and cash equivalents	242	0	242	184	2	186
	2 165	8	2 173	2 311	13	2 324
Total assets	6 394	92	6 486	7 106	56	7 162

SHAREHOLDERS' EQUITY AND LIABILITIES	31 Dec 2004			31 Dec 2003		1 Jan 2004
Shareholders' equity						
Equity attributable to shareholders of parent company	2 627	-234	2 393	2 245	-285	1 960
Minority interest	24	13	37	19	10	29
Total equity	2 651	-221	2 430	2 264	-275	1 989
Non-current liabilities						
Deferred tax liabilities	379	42	421	432	8	440
Post employment benefit	21	195	216	26	241	267

obligations						
Provisions	37	-1	**36**	52	-14	**38**
Interest bearing	1 629	11	**1 640**	2 583	65	**2648**
Other non-interest bearing	12	3	**15**	15	29	**44**
	2 078	250	**2 328**	3 108	330	**3 438**
Current liabilities						
Interest bearing	855	11	**866**	841	-3	**838**
Non-interest bearing	810	52	**862**	893	4	**897**
	1 665	63	**1 728**	1 734	1	**1 735**
Total liabilities	3 743	313	**4 056**	4 842	331	**5 173**
Total shareholders' equity and liabilities	6 934	92	**6 486**	7 106	56	**7 162**

CONSOLIDATED BALANCE SHEET EUR million	31 Dec 2004 FAS	IFRS	30 Sep 2004 FAS	IFRS	30 Jun 2004 FAS	IFRS
ASSETS						
Non-current assets						
Intangible assets	666	**644**	675	**640**	686	**644**
Tangible assets	3 182	**3 262**	3 177	**3 262**	3 243	**3 311**
Biological assets	187	**189**	189	**185**	189	**194**
Financial assets						
Interest bearing	40	**43**	43	**44**	42	**43**
Deferred tax receivables	26	**39**	17	**31**	16	**30**
Other non-interest bearing	128	**136**	143	**150**	144	**148**
	4 229	**4 313**	4 244	**4 312**	4 320	**4 370**
Current assets						
Inventories	727	**726**	748	**742**	734	**744**
Receivables						
Interest bearing	41	**38**	40	**33**	76	**73**
Non-interest bearing	1 155	**1 167**	1 165	**1 230**	1 223	**1 226**
Cash and cash equivalents	242	**242**	242	**193**	136	**127**
	2 165	**2 173**	2 173	**2 198**	2 169	**2 170**
Total assets	6 394	**6 486**	6 486	**6 510**	6 489	**6 540**

SHAREHOLDERS' EQUITY AND LIABILITIES	31 Dec 2004		30 Sep 2004		30 Jun 2004	
Shareholders' equity	FAS	IFRS	FAS	IFRS	FAS	IFRS
Equity attributable to shareholders of parent company	2 627	**2 393**	2 241	**2 004**	2 303	**2 033**
Minority interest	24	**37**	28	**39**	19	**30**
Total equity	2 651	**2 430**	2 269	**2 043**	2 322	**2 063**
Non-current liabilities						
Deferred tax liabilities	379	**421**	381	**417**	391	**423**
Post employment benefit obligations	21	**216**	27	**239**	25	**240**
Provisions	37	**36**	29	**23**	39	**25**
Interest bearing	1 629	**1 640**	1 606	**1 610**	1 833	**1 847**

Other non-interest bearing	12	**15**	12	**7**	13	**11**
	2 078	**2 328**	2 054	**2 297**	2 302	**2 546**
Current liabilities						
Interest bearing	855	**866**	952	**953**	1 035	**1 065**
Non-interest bearing	810	**862**	1 172	**1 217**	830	**866**
	1 665	**1 728**	2 124	**2 170**	1 865	**1 931**
Total liabilities	3 743	**4 056**	4 178	**4 467**	4 167	**4 477**
Total shareholders' equity and liabilities	6 394	**6 486**	6 447	**6 510**	6 489	**6 540**

CONSOLIDATED BALANCE SHEET	31 Mar 2004		31 Dec 2003	1 Jan 2004
EUR million	FAS	IFRS	FAS	IFRS
ASSETS				
Non-current assets				
Intangible assets	696	**643**	789	**725**
Tangible assets	3 271	**3 338**	3 588	**3 671**
Biological assets	187	**192**	186	**192**
Financial assets				
Interest bearing	54	**56**	54	**56**
Deferred tax receivables	16	**31**	22	**38**
Other non-interest bearing	152	**154**	156	**156**
	4 376	**4 414**	4 795	**4 838**
Current assets				
Inventories	725	**732**	802	**807**
Receivables				
Interest bearing	89	**89**	78	**75**
Non-interest bearing	1 215	**1 208**	1 247	**1 256**
Cash and cash equivalents	145	**146**	184	**186**
	2 174	**2 175**	2 311	**2 324**
Total assets	6 550	**6 589**	7 106	**7 162**

SHAREHOLDERS' EQUITY AND LIABILITIES	31 Mar 2004		31 Dec 2003	1 Jan2004
Shareholders' equity	FAS	IFRS	FAS	IFRS
Equity attributable to shareholders of parent company	2 328	**2 038**	2 245	**1 960**
Minority interest	19	**29**	19	**29**
Total equity	2 347	**2 067**	2 264	**1 989**
Non-current liabilities				
Deferred tax liabilities	412	**412**	432	**440**
Post employment benefit obligations	24	**244**	26	**267**
Provisions	40	**25**	52	**38**
Interest bearing	1 841	**1 862**	2 583	**2 648**
Other non-interest bearing	24	**71**	15	**44**
	2 341	**2 614**	3 108	**3 438**
Current liabilities				
Interest bearing	999	**1 048**	841	**838**
Non-interest bearing	863	**860**	893	**897**
	1 862	**1 908**	1 734	**1 735**

Total liabilities	4 203	4 522	4 842	5 173
Total shareholders' equity and liabilities	6 550	6 589	7 106	7 162

KEY FIGURES	Jan-Dec, 2004		Jan-Sep, 2004		Jan-Sep, 2004		Jan-Mar, 2004	
Year 2004	FAS	IFRS	FAS	IFRS	FAS	IFRS	FAS	IFRS
Operating profit. EUR million	-75	27	-47	41	-19	33	1	24
Profit/loss attributable to shareholders. of parent company. EUR million	-15	45	49	91	111	123	142	141
Earnings per share. EUR								
From continuing operations	-0.79	-0.52	-0.58	-0.40	-0.29	-0.25	-0.14	-0.17
From discontinued operations	0.71	0.72	0.81	0.83	0.81	0.83	0.81	0.83
From continuing operations and discontinued operations	-0.08	0.20	0.23	0.43	0.52	0.58	0.67	0.66
Equity attributable to shareholders of parent Company at the end of period. EUR million	2627	2393	2241	2004	2303	2033	2328	2038
Net interest bearing liabilities at the end of period. EUR million	8.01	7.29	10.54	9.42	10.83	9.56	10.95	9.59
Net interest bearing liabilities at the end of period. EUR million	2161	2183	2278	2293	2614	2669	2551	2619
Total assets at the end of period. EUR million	6 394	6486	6447	6510	6489	6540	6550	6589
Return on capital employed. %	-1.0	0.9	-0.8	1.6	-0.3	1.8	0.3	2.0
Equity ratio. %	41.5	37.5	37.2	31.4	35.8	31.5	35.8	31.4
Gearing. %	82	90	100	112	113	129	109	127
Adjusted number of shares (1000)		328165		212614		212614		212614

Opening balance sheet 1 Jan 2004	FAS	IFRS
Total equity. EUR million	2 245	1 960
Net interest bearing liabilities. EUR million	3 109	3 171
Total assets. EUR million	7 106	7 162
Equity ratio. %	31.9	27.8
Gearing. %	137	159

Computation of key figures

Earning per share = Profit for the period/ Adjusted average number of shares in issue during the reporting period

Equity per share = (Shareholders´equity/ Adjusted number of shares at the end of the reporting period) x 100

Return on capital employed % = (Profit on continuing operations before tax + interest expenses + net exchange gains or losses + other financial expenses /Capital employed (average)) x 100

Capital employed = Total assets – non interest bearing liabilities

Interest-bearing net liabilities = Interest-bearing liabilities - interest-bearing assets

Equity ratio % = (Equity/Total assets – advance payment received) x 100

Gearing ratio % = (Interest-bearing net liabilities/Equity) x 100

Equity = Shareholders equity + minority interest

M-REAL CORPORATION

Corporate Communications

M-real Corporation Stock Exchange Bulletin 18.4.2005 at 10.00 a.m.

AMENDMENT OF M-REAL CORPORATION´S ARTICLES OF ASSOCIATION WILL ENTER IN FORCE

The following amendment of M-real Corporation's Articles of Association, which was agreed at M-real's Annual General Meeting held on 14 March 2005, has now been entered in the Trade Register and is consequently in force:

"Article 16 Conversion of shares

Subject to the conditions prescribed in this Article, the Company's 'A' share may be converted to a 'B' share on the request of the shareholder or the manager of administratively registered shares whose details have been entered in the book-entry register.

The conversion is subject to the maximum share type quantities prescribed in the Articles of Association. No monetary compensation is payable upon conversion.

The shareholder must present the Company with a written request to convert the shares. The request must detail the number of shares to be converted as well as the book-entry account which contains the entries concerning the securities that replace the shares.

The shareholder may submit a request to convert the shares at any time. However, a conversion request that has been delivered to the company in the period between the date on which the Board of Directors has decided to convene a meeting of shareholders and the date on which the meeting of shareholders is held shall be deemed to have arrived, and will be processed, after the meeting of shareholders and after any subsequent record date.

The Company may request that, for the duration of the conversion process, a restriction be entered in the shareholder's book-entry account concerning the shareholder's dispositive power. The Company is obliged to report the share conversion without delay for entry into the register.

A conversion request may be withdrawn until such time as the conversion report has been entered in the Trade Register. When a request is withdrawn, the Company shall request that any entry concerning the restriction of dispositive power be removed from the shareholder's book-entry account.

An 'A' share is converted to a 'B' share once the conversion report has been entered in the register. The Company shall inform both the author of the conversion request and the holder of the book-entry securities register of the registration.

Where necessary, the Board of Directors shall make a decision concerning more detailed procedures relating to the conversion of shares."

Should a shareholder wish to present a written request to M-real concerning the conversion of their 'A' shares, the request should be addressed to: M-real Corporation, Nina Kuulusa, General Counsel, Revontulentie 6, 02100 ESPOO, Finland.

m·real

M-REAL CORPORATION

Corporate Communications

For more information contact Juhani Pöhö, Executive Vice President and CFO, mobile +358 50 598 7607 or Nina Kuulusa, General Counsel, mobile +358 50 598 8805